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                                                                 EXHIBIT 99(D)18

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986 or from another appropriate authorised independent financial adviser.

Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney nor for giving advice in relation to the Offer and the proposals set out in this letter. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

Credit Suisse First Boston and NM Rothschild & Sons Limited, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for Sema plc and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Credit Suisse First Boston and NM Rothschild & Sons Limited, nor for giving advice in relation to the Offer and the proposals set out in this letter.

Lehman Brothers, Morgan Stanley Dean Witter, Schroder Salomon Smith Barney, Credit Suisse First Boston and NM Rothschild & Sons Limited have each given and not withdrawn their written consent to the issue of this letter with the references to their names in the form and context in which they appear.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan. Accordingly, copies of this letter, forms of election and related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan.

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Schlumberger Investments                                  Sema plc
8th Floor                                                 233 High Holborn
South Quay Plaza II                                       London
183 Marsh Wall                                            WC1V 7DJ
London
E14 9SH                                                   Registered in England
                                                          No. 1240677
Registered in England
No. 04157867

                                                                  24 April 2001

To: Malaysian Participants in the Sema 2000 Stock Purchase Plan (the Stock Purchase Plan)

Dear Participant

          RECOMMENDED CASH OFFER BY SCHLUMBERGER INVESTMENTS FOR SEMA

1.Introduction

You will be sent by email (for information only) the Offer Document dated 21 February 2001 (the Offer Document) which contains the terms and conditions of the Offer (the Offer) made by Lehman Brothers on behalf of Schlumberger Investments for Sema plc (Sema).

(i)Option(s) now exercisable

Schlumberger Investments announced on 6 April 2001 that the Offer was unconditional in all respects. All outstanding option(s) to purchase Sema Shares under the Stock Purchase Plan may now be exercised. This letter explains the choices open to you under the Stock Purchase Plan and the steps you should take to give effect to your choice.

Enclosed with this letter is a form of election (the Form of Election) which you should use to make your choice and which must be returned to Elisabeth Ng at LHS Asia Pacific Sdn Bhd, Suite FO1, First Floor, 2310 Century Square, Jalan Usahawan, 63000 Cyberjaya, Selangor Darul Ehsan, West Malaysia by 5.00 p.m. on 15 May 2001. If you take no action, your option(s) will in due course lapse and become worthless as explained below. As a result you would lose the ability to realise any value currently in your option(s).

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You are advised to refer to the Offer Document, which contains the full terms and conditions of the Offer, when considering your choices. Words and expressions in this letter and the Form of Election have the same meaning as in the Offer Document unless stated otherwise.

(ii)Compulsory acquisition

Please note that on 23 April 2001 Schlumberger Investments exercised its right to acquire compulsorily any minority shareholdings in Sema by giving notice pursuant to Section 429 of the UK Companies Act 1985. Options granted under the Stock Purchase Plan that remain unexercised will lapse at the end of the period of one month from the date of this letter.

2.Courses of Action

In summary, your choices are as follows:

  1. To accept a cash payment in return for the cancellation of your option(s) (the Cash Cancellation Offer); or

  2. To exercise your option(s) and either accept the Offer (the Exercise and Acceptance Proposal), sell your Sema Shares in the market, or retain your Sema Shares.

Choice 1 Cash Cancellation Offer

You may accept a cash payment in return for cancelling your option(s). This effectively gives you the gain you would have made if you had exercised your option(s) using your accrued contributions under the Stock Purchase Plan up to the date you make your election and accepted the Offer.

Under the Cash Cancellation Offer, you will be paid cash in return for your agreement to cancel your option(s) and your contributions in the purchase account will be returned to you. The exact amount of the cash cancellation payment will again depend on the value of the Sema Shares on the date on which your election becomes effective, as explained below.

A summary of the tax treatment of Malaysian tax resident option holders who choose the Cash Cancellation Offer alternative is set out in the Appendix to this letter.

Procedure to accept the Cash Cancellation Offer

If you wish to accept the Cash Cancellation Offer for your option(s), you should tick Box A of the Form of Election. You should then send the completed, Form of Election to Elisabeth Ng at LHS Asia Pacific Sdn Bhd, Suite FO1, First Floor, 2310 Century Square, Jalan Usahawan, 63000 Cyberjaya, Selangor Darul Ehsan, West Malaysia to be received by no later than 5.00 p.m. on 15 May 2001.

If you have elected to accept the Cash Cancellation Offer for your option(s), then provided that you have properly completed and returned the Form of Election as instructed, you will be paid the cash cancellation payment to which you are entitled (subject to any withholding) with your pay for June (or during June 2001 if you are a weekly paid employee). This amount will be paid in US dollars and will be calculated using the exchange rate obtainable on the spot market in London at approximately noon (London time) on 15 May 2001.

Choice 2 Exercise your option(s)

You may exercise your option(s) under the Stock Purchase Plan to subscribe for Sema Shares using your contributions made under the Stock Purchase Plan up to the date of exercise. Given that the current value of Sema Shares is less than their value at the date of grant of your option(s), the exercise price is likely to be calculated by reference to the mid market quotation for Sema Shares as derived from the Daily Official List of the London Stock Exchange on the date of exercise. Accordingly, by exercising your option you may use your contributions to acquire Sema Shares at a price per Sema Share of 85% of the value of a Sema Share on the date of exercise. On 20 April 2001, the last practicable date prior to posting this letter, the mid market quotation for Sema Shares was 558p. If when you exercise your option a Sema Share is no longer traded on the London Stock Exchange the exercise price will be 85% of the Offer Price (560p).

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You may then:

  (i)   accept the Offer in relation to the Sema Shares you acquire; or

  (ii) retain all or any of such Sema Shares (although, as mentioned above, such Sema Shares will be compulsorily acquired by Schlumberger Investments on the terms of the Offer following the service of a
        Section 429 Notice); or

  (iii) sell your Sema Shares in the market (although it may not be possible to sell at the Offer Price of 560p per Sema Share and you will probably incur dealing costs in respect of such sale. You should also note that Sema Shares will have their listing on the London Stock Exchange cancelled on 9 May 2001).

If you exercise your option and accept the Offer using the enclosed Form of Election, you will be entitled to receive in accordance with the terms set out in the Offer Document:

                   for each Sema Share          560p in cash

If you accept the Offer in respect of the Sema Shares acquired on exercise of your option(s), instead of receiving cash consideration in pounds sterling, you may elect to receive it in US dollars. If you make such an election, the cash to which you would otherwise be entitled under the Offer will be converted, without charge, from pounds sterling to US dollars at the exchange rate obtainable on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by Schlumberger Investments to the relevant payment agent for delivery in respect of the relevant Sema Shares. You can only elect to receive US dollars in respect of all your Sema Shares acquired on exercise of your option(s) (you cannot elect to receive both pounds sterling and US dollars).

A summary of the tax treatment of Malaysian tax resident option holders who choose to exercise their option(s) and accept the Offer is set out in the Appendix to this letter. You should read this carefully before deciding what course of action to take.

Procedure to exercise your option(s) and accept the Offer

If you wish to exercise your option(s) and accept the Offer in respect of the Sema Shares you acquire on exercise, you should tick Box B on the Form of Election. By ticking Box B you are:

  (i) instructing your employing company to apply your contributions in the purchase account towards the subscription of Sema Shares and for any surplus contributions to be returned to you; and

  (ii) authorising your employing company to transfer the Sema Shares you would have received to Schlumberger Investments and to pay you cash for them.

You should then send your completed Form of Election to Elisabeth Ng at LHS Asia Pacific Sdn Bhd, Suite FO1, First Floor, 2310 Century Square, Jalan Usahawan, 63000 Cyberjaya, Selangor Darul Ehsan, West Malaysia so as to be received no later than 5.00 p.m. on 15 May 2001.

If you have properly completed and returned the Form of Election as instructed above you will be posted a cheque for the amount due to you (after any withholding) within 14 days of Computershare Trust Company of New York (Schlumberger Investments' forwarding agent in respect of the Offer) receiving your completed Form of Election.

Procedure to exercise your option(s) but not accept the Offer

If you wish to exercise your option(s) but you do not wish to accept the Offer, do not complete the Form of Election you should contact Elisabeth Ng at LHS Asia Pacific Sdn Bhd, Suite FO1, First Floor, 2310 Century Square, Jalan Usahawan, 63000 Cyberjaya, Selangor Darul Ehsan, West Malaysia who will supply you with the necessary form.

Take no action

If you take no action, your option(s) will lapse in due course and become worthless as explained at 1.(i) above. You will lose the right to acquire Sema Shares and the ability to realise any value in your option(s).


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3. General

If you are already in a special exercise period which is unconnected with the Offer (for example, because you have already left the employment of the Sema Group and have an existing right to exercise your option(s)), you can only exercise your option(s) during that special period or any shorter period which arises under the rules of the Stock Purchase Plan as a result of the Offer. Nothing in this letter serves to extend the life of an option which lapses (or has already lapsed) under the rules of the relevant Stock Purchase Plan.

4. Responsibility

The directors of Schlumberger Investments, whose names are set out in Schedule IVA to Appendix IV of the Offer Document accept responsibility for the information contained in this letter other than that relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the directors of Schlumberger Investments, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Sema Advisory Committee,/1/ accept responsibility for the information contained in this letter relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Sema Advisory Committee, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

5. Recommendation

The Sema Advisory Committee, which has been so advised by Credit Suisse First Boston and NM Rothschild & Sons Limited, considers the proposals to option holders under the Stock Purchase Plan set out in this letter to be fair and reasonable. In providing advice to the Sema Advisory Committee, Credit Suisse First Boston and NM Rothschild and Sons Limited have taken into account the Sema Advisory Committee's commercial assessments. The Sema Advisory Committee recommend that participants accept either the Exercise and Acceptance Proposal or the Cash Cancellation Offer according to their individual circumstances.

6. Further Assistance

The decision as to which course of action to take is a matter for you. You should bear in mind, in particular, the time limits and tax position explained in this letter.

If you are in any doubt about which course of action to choose, you are strongly advised to seek your own independent financial advice immediately.

If you are unclear as to the meaning of any part of this letter you should contact Elisabeth Ng on 0060 383 11 28 28.

                                Yours faithfully

For and on behalf of                                      For and on behalf of
Schlumberger Investments                                  Sema plc


/s/ Jean-Dominique Percevault                             /s/ Sir Julian Oswald
Jean-Dominique Percevault                                 Sir Julian Oswald
Director                                                  Chairman

/1/"Sema Advisory Committee" means a committee of the Sema Board consisting of Sir Julian Oswald, Pierre Bonelli and Harry Fryer, which has been charged with responsibility for considering and approving the proposals, the full Sema Board being in a transitional period following the Offer becoming unconditional.

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                            Malaysian Tax Treatment

Summarised below are some of the Malaysian taxation implications of the courses of action described in this letter for participants resident in Malaysia for tax purposes. This appendix is for guidance only. The precise implications for you will depend on your particular circumstances and, if you are in any doubt as to your taxation position or you are subject to taxation in any jurisdiction other than Malaysia, you should consult your own appropriate professional adviser before taking any action.

ACCEPTANCE OF THE CASH CANCELLATION OFFER

If you accept the cash cancellation offer,

1. your contributions to the Stock Purchase Plan (which will be returned to you), will not be subject to any taxation;

2. cash amounts received in excess of your contributions could represent the following;

  (i) interest -- this would be taxed only when it is remitted to Malaysia. Foreign tax relief against the Malaysian tax payable will be given for the foreign tax paid. There will be no social security obligations nor withholding tax on the interest amount.

  (ii) cash in excess of contributions and interest -- this would be taxable as an employment sourced income and withholding tax and social security contributions would be applicable.

EXERCISE OF OPTION AND ACCEPTANCE OF THE OFFER

If you decide to exercise your option, you will be subject to taxation at the time of exercise. The taxable benefit is equivalent to the difference between the fair market value of the Sema Share on the date of exercise and the price paid for such Sema Share.

There is no withholding tax and social security on the taxable benefit.

The subsequent disposal of such Sema Share will not attract Malaysian tax.


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